EXHIBIT 20
                                                           ----------

                                                    FOR IMMEDIATE RELEASE






                                           Contact:  Roger W. W. Baker
                                                     (203) 698-5148

                                                     Daniel A. Conforti
                                                     (203) 698-5132


                AMERICAN BRANDS REPORTS SHARPLY HIGHER EARNINGS;
                         FURTHER DISPOSITIONS ANNOUNCED


Old Greenwich, CT, January 24 -- American Brands, Inc. today announced that earnings per Common share from continuing
operations for the quarter ended December 31, 1994 rose 44% to
$1.02 per share, excluding a $1.32 net gain on disposal of
businesses, compared with 71 cents per share for the fourth
quarter of 1993.  Sales were up 7% to $3.8 billion.
             During the quarter, the Company completed the sale of The American Tobacco Company for $1 billion and announced an agreement for the sale of the Franklin Life Insurance business for $1.17 billion.  The life insurance business is now accounted for as a discontinued operation.  Including discontinued
operations and 1993 accounting changes, net income for the
quarter rose 44% to $269 million, or $1.33 per share, from $187 million, or 92 cents per share, a year earlier.  The sale of The
American Tobacco Company does not meet the technical accounting definition of a 'discontinued operation,' since Gallaher Tobacco in Europe is part of the American Brands group.
             For the year, earnings per share from continuing operations, excluding the $1.32 net gain on disposal of businesses, rose 15%
to $3.06 per share, compared with $2.67 per share for 1993.
Sales increased 4% to $13.1 billion.
             Fluctuations in exchange rates for foreign currencies, primarily the British pound, favorably affected sales, income from continuing operations and E.P.S. by $160 million, $13
million and 6 cents, respectively, in the quarter, and $186
million, $15 million and 7 cents, respectively, for the year.
             The Company announced that it intends to dispose of a number of nonstrategic businesses and product lines. A pretax charge, substantially non-cash, aggregating $245 million (essentially the same after taxes) was recorded against the fourth quarter on the
"Gain on Disposal of Businesses, Net" line, partially offsetting the $578 million pretax gain on the sale of American Tobacco.
The charge is based on an assumption of aggregate cash proceeds in the range of $150-175 million with respect to the anticipated dispositions. These businesses and product lines, which include U.K.-based Prestige and Forbuoys, had combined sales of $752 million and a $3 million net loss on the contribution line for the year 1994.
             Chairman and Chief Executive Officer Thomas C. Hays said:
"We have moved aggressively to dramatically reposition American
Brands as a focused consumer products company with powerhouse brands and leading market positions.  As a result, the 'new'
American Brands has significantly enhanced growth prospects.
             "The 1994 dispositions of The American Tobacco Company and the U.K.-based optical group together with the pending sale of
Franklin Life, which is proceeding on schedule and should be completed shortly, give American Brands a much sharper focus on highly profitable businesses with excellent prospects.  The
planned dispositions announced today further reflect our
aggressive commitment to enhance value for our stockholders.
             "With the sale of The American Tobacco Company, which was completed on December 22, American Brands no longer owns a tobacco business in the United States.  We note with great
admiration and appreciation the outstanding performance, in spite of fierce competition and prolonged uncertainty, of our former
American Tobacco associates.  Similarly, we salute the fine
contributions of our Franklin associates over the years.
             "As to our ongoing business segments, each achieved record sales in the fourth quarter, and each achieved profit growth in both the quarter and the year.
             "Our international tobacco business, U.K.-based Gallaher Tobacco, continued to perform well, with record sales and contribution in the quarter.  Over the year, Gallaher maintained its position as the number one tobacco company in the U.K., with the two best-selling brands in that market, while also achieving strong growth in exports.
             "Gallaher's worldwide cigarette volume rose 6.2% in the quarter, with a 54% increase in exports more than offsetting a small (0.9%) decline in the U.K.  For the year, U.K. volume
declined 10.4%, largely as a result of a 1993 change in the
timing of the U.K. government budget.  In the U.K., where the market as measured by consumer sales is estimated to have
declined less than 3% in 1994, Gallaher's share of consumer sales continued to approximate 40%. Exports were up 70%, reflecting a full year of Benson and Hedges shipments to Continental Europe and a substantial increase in shipments to the C.I.S. Exports represented 21% of total units in 1994, up significantly from 13%
in 1993.
             "Distilled spirits contribution was a record, up slightly for the quarter and up 3% for the year. Jim Beam Brands has a powerful position as the second largest spirits company in the
U.S., and it has strong and rapidly growing international
operations.  Whyte & Mackay has a major worldwide position in
Scotch whisky and is number two in the U.K.
             "Jim Beam Brands achieved record contribution, up 3%, in the quarter, and continued to realize solid margin growth in the face of an extremely competitive pricing environment.  Beam's results reflect an outstanding performance in international markets, tight cost controls and aggressive but focused marketing
programs.
             "Jim Beam bourbon, which is heavily promoting its 200th anniversary in 1995, had a fine performance in 1994. Jim Beam continues to rank as the number one bourbon in the world, and its worldwide sales exceeded five million cases for the first time.
Beam's Small Batch bourbons -- Booker's, Baker's, Knob Creek and
Basil Hayden -- achieved solid growth in consumer acceptance.
             "Beam's international operations posted a 36% increase in contribution in the quarter and a 41% gain for the year, backed by volume gains in all major regions.  Export branded case sales rose 9.4% in the quarter and 14.8% for the year, mostly
offsetting declines in the U.S.; worldwide cases were down 0.7%
and 2.4% in the quarter and year, respectively.  For Whyte &
Mackay, the intensely competitive promotional and pricing
environment continued to pressure margins, but cased sales
increased sharply as a result of the inclusion of Invergordon for the full year in 1994, compared with only one month in 1993.
Fourth quarter contribution at Whyte & Mackay also benefited from one-time bulk sales.
             "The MasterBrand hardware and home improvement group continued to perform very well, with record contribution, up 7%
and 11% in the quarter and year, respectively, backed by broad gains.  The largest selling brand, Moen, achieved solid increases in the quarter and year, benefiting from excellent acceptance of recently introduced products as well as the strong economy and improved operating productivity.  Although U.S. and Canadian operations still represent the bulk of its sales and profit, Moen has growing sales in the Pacific region and Latin America.
Master Lock, the number 1 quality padlock brand in the world, now has national distribution at Sears, and Master door locks are now carried nationally by The Home Depot.  Aristokraft strengthened its position as the number two kitchen and bath cabinet maker in the U.S., with continued market share gains, shipping over two million cabinets for the first time; Aristokraft has now achieved sales records in 35 of the past 36 months.  Waterloo, the world's leading manufacturer of tool storage products, had another
excellent year, with strong sell-through of its products at
Sears, a significant increase in branded products, and rapid growth in exports off a small base.
             "The ACCO World office products group capped an outstanding year with contribution up 16% to a record in the quarter. For the year, contribution rose 13%, the third successive year of solid profit growth, reflecting volume increases and market share gains, increased penetration in the fastest growing distribution channels, such as superstores, and additional benefits from ongoing restructuring activities.  ACCO achieved sales records, up 10% and 7% in the quarter and year, respectively, with strong results achieved by both domestic and international operations.
Strong acceptance was achieved by significant new products,
including the Day-Timer Organizer software line, a line of Day-
Timer products for retail distribution, new lines of vinyl
binders for both retail and contract distribution, and Kensington computer mouse products.
             "Titleist and Foot-Joy, which has achieved double digit compound profit growth since we acquired it in 1976, had another superb quarter and year, with contribution up 42% and 15%,
respectively.  Titleist, the number one ball in professional golf, and Pinnacle are, together, the top grade leader in the
U.S. market with a combined 34% share and, worldwide, with a share of about 26%.  Worldwide unit sales of golf balls reached a record 181 million, up 8%, and Titleist was the winning golf ball at over 100 worldwide professional golf events in 1994, more wins than all other golf balls combined.  Titleist, Pinnacle, Foot-Joy and DryJoys are four of the most highly recognized premium
positioned brands in the worldwide golf industry.
             "As we look to 1995 and beyond, we have been substantially sharpening our focus with the 1994 and planned 1995 dispositions, and we are very optimistic about our prospects.
             "The outlook for 1995 is excellent. From our operations, we anticipate continued overall growth. The hardware and home improvement, office products and golf and leisure businesses have excellent momentum and should achieve good profit growth in 1995.
Jim Beam has been achieving strong growth internationally, and that momentum is expected to continue.  Distilled spirits as well as international tobacco continue to contend with highly
competitive pricing environments in their home markets, though both businesses generate tremendous cash flow, which favorably affects earnings per share.
             "Share purchases will also contribute to E.P.S. growth. In connection with the December 22 sale of American Tobacco, the
Board authorized the purchase of up to 10 million shares of our
Common stock.  We have already purchased nearly 3 million shares, and we intend to continue to be active in the marketplace.  The
Board also authorized the purchase of up to an additional 10 million shares, subject to the closing of the Franklin
transaction.  The combined 20 million share purchase authority would amount to about 10% of the shares outstanding at the end of
1994.
             "As noted, the sale of The American Tobacco Company does not meet the technical accounting definition of a 'discontinued
operation.' Consequently, reported comparisons in 1995 will be negatively affected by the absence of American Tobacco. On a comparable basis, treating American Tobacco as if it were a
discontinued operation, 1994 earnings per share from continuing operations would have been $2.37, up 13% from 1993 restated on the same basis.  Assuming economic conditions and an exchange rate for the British pound reasonably comparable to 1994, we expect to exceed in 1995 that 13% growth rate from the $2.37 base, with share purchases and lower interest expense
contributing to the anticipated growth.
             "We expect that the 1994 and planned 1995 dispositions will have no material impact on the ability of the Company to pay dividends.  While the payout ratio is currently higher than it has been in the past, we hope to bring it down over time through growth in earnings per share."
                        *       *       *       *       *
             American Brands is a focused consumer products company with powerhouse brands and leading market positions in international tobacco, distilled spirits, hardware and home improvement
products, office products and golf and leisure products.
             The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent.  Gallaher's major brands include Benson and Hedges, Silk Cut and Berkeley.
             In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Windsor and Lord Calvert Canadian whiskies, Kessler
American Blended Whiskey, Gilbey's gin and vodka, Kamchatka,
Wolfschmidt and Vladivar vodkas and Ronrico rum along with The
Dalmore, The Claymore and Whyte & Mackay Special Reserve Scotch
whiskies.  The MasterBrand Industries hardware and home
improvement business includes Moen, Master Lock, Aristokraft and Waterloo. ACCO World office product brands include Swingline,
Wilson Jones, Day-Timers, Rexel and Twinlock.  Golf and leisure brands include Titleist, Pinnacle and Foot-Joy and DryJoys golf products.
                                   #    #    #
1/24/95

                              AMERICAN BRANDS, INC.

                     (In millions, except per share amounts)


                                             Three Months Ended December 31,
                                              1994        1993       % Change
Net Sales                                               (Restated)
 Ongoing Operations                           $3,362.8    $3,151.5        6.7
 Domestic Tobacco                                387.3       358.4        8.1
                                            ----------  ----------  ----------
    Total Continuing Operations                3,750.1     3,509.9        6.8
                                            ==========  ==========  ==========
Operating Company Contribution
 Ongoing Operations                              365.2       354.6        3.0
 Domestic Tobacco                                 73.4        10.5        0.0
                                            ----------  ----------  ----------
    Total Continuing Operations                  438.6       365.1       20.1
                                            ==========  ==========  ==========
Amortization of Intangibles                       24.4        31.1      (21.5)
                                            ----------  ----------  ----------
Operating Income                                 414.2       334.0       24.0

Gain on Disposal of
   Businesses, Net                               332.9         0.0        0.0

Income Before Income Taxes                       677.6       244.9        0.0

Income Taxes                                     205.7       101.0        0.0

Income From Continuing Opers.                    471.9       143.9        0.0

Discontinued Opers.,Net of Taxes                (202.8)       40.9        0.0

Accounting Changes, Net of Taxes                   0.0         2.6        0.0
                                            ----------  ----------  ----------
Net Income                                       269.1       187.4       43.6
                                            ==========  ==========  ==========
Earnings per Common Share
 Primary
  Income From Continuing Opers.                  $1.02       $0.71       43.7
  Gain on Disposal of Businesses                  1.32        0.00        0.0
                                            ----------  ----------  ----------
  Total Income from
     Continuing Operations                        2.34        0.71        0.0
  Discontinued Operations                        (1.01)       0.20        0.0
  Accounting Changes                              0.00        0.01        0.0
                                            ----------  ----------  ----------
  Net Income                                     $1.33       $0.92       44.6

 Fully diluted
  Income From Continuing Opers.                  $0.98       $0.70       40.0
  Gain on Disposal of Businesses                  1.25        0.00        0.0
                                            ----------  ----------  ----------
  Total Income from
     Continuing Operations                        2.23        0.70        0.0
  Discontinued Operations                        (0.95)       0.20        0.0
  Accounting Changes                              0.00        0.01        0.0
                                            ----------  ----------  ----------
  Net Income                                     $1.28       $0.91       40.7

Average Common
   Shares Outstanding                            201.4       201.7       (0.1)

                                            (NOTES FOLLOW)

                              AMERICAN BRANDS, INC.

                     (In millions, except per share amounts)

                                            Twelve Months Ended December 31,
                                              1994 (1)    1993       % Change
Net Sales                                               (Restated)
 Ongoing Operations                          $11,551.8   $11,129.0        3.8
 Domestic Tobacco                              1,594.7     1,501.5        6.2
                                            ----------  ----------  ----------
    Total Continuing Operations               13,146.5    12,630.5        4.1
                                            ==========  ==========  ==========
Operating Company Contribution
 Ongoing Operations                            1,161.1     1,103.8        5.2
 Domestic Tobacco                                247.6       169.2       46.3
                                            ----------  ----------  ----------
    Total Continuing Operations                1,408.7     1,273.0       10.7
                                            ==========  ==========  ==========
Amortization of Intangibles                       96.3        92.4        4.2
                                            ----------  ----------  ----------
Operating Income                               1,312.4     1,180.6       11.2

Gain on Disposal of
   Businesses, Net                               332.9         0.0        0.0

Income Before Income Taxes                     1,351.2       875.4       54.4

Income Taxes                                     466.1       334.2       39.5

Income From Continuing Opers.                    885.1       541.2       63.5

Discontinued Opers.,Net of Taxes                (151.0)      127.0        0.0

Accounting Changes, Net of Taxes                   0.0      (198.4)       0.0
                                            ----------  ----------  ----------
Net Income                                       734.1       469.8       56.3
                                            ==========  ==========  ==========
Earnings per Common Share
 Primary
  Income From Continuing Opers.                  $3.06       $2.67       14.6
  Gain on Disposal of Businesses                  1.32        0.00        0.0
                                            ----------  ----------  ----------
  Total Income from
     Continuing Operations                        4.38        2.67       64.0
  Discontinued Operations                        (0.75)       0.63        0.0
  Accounting Changes                              0.00       (0.98)       0.0
                                            ----------  ----------  ----------
  Net Income                                     $3.63       $2.32       56.5

 Fully diluted
  Income From Continuing Opers.                  $2.99       $2.63       13.7
  Gain on Disposal of Businesses                  1.25        0.00        0.0
                                            ----------  ----------  ----------
  Total Income from
     Continuing Operations                        4.24        2.63       61.2
  Discontinued Operations                        (0.71)       0.60        0.0
  Accounting Changes                              0.00       (0.94)       0.0
                                            ----------  ----------  ----------
  Net Income                                     $3.53       $2.29       54.1

Average Common
   Shares Outstanding                            201.6       201.8       (0.1)

                                            (NOTES FOLLOW)

                              AMERICAN BRANDS, INC.

                     In millions, except per share amounts)

                                             Three Months Ended December 31,
                                              1994        1993       % Change
                                                        (Restated)
Net Sales
 International Tobacco                        $2,015.1    $1,776.1       13.5
 Distilled Spirits                               428.8       386.4       11.0
 Hardware & Home Improve. Prods.                 338.3       312.6        8.2
 Office Prods.                                   324.0       294.8        9.9
 Golf & Leisure Prods.                            89.6        76.8       16.7
 Other                                           167.0       304.8      (45.2)
                                            ----------  ----------  ----------
  Ongoing Operations                           3,362.8     3,151.5        6.7
 Domestic Tobacco                                387.3       358.4        8.1
                                            ----------  ----------  ----------
   Total Continuing Operations                $3,750.1    $3,509.9        6.8
                                            ==========  ==========  ==========
Operating Company Contribution
 International Tobacco                          $160.3      $144.4       11.0
 Distilled Spirits                               106.1       105.7        0.4
 Hardware & Home Improve. Prods.                  53.2        49.5        7.5
 Office Prods.                                    43.0        37.1       15.9
 Golf & Leisure Prods.                             3.4         2.4       41.7
 Other                                            (0.8)       15.5        0.0
                                            ----------  ----------  ----------
  Ongoing Operations                             365.2       354.6        3.0
 Domestic Tobacco                                 73.4        10.5        0.0
                                            ----------  ----------  ----------
   Total Continuing Operations                  $438.6      $365.1       20.1
                                            ==========  ==========  ==========


                                            Twelve Months Ended December 31,
                                              1994 (1)    1993       % Change
                                                        (Restated)
Net Sales
 International Tobacco                        $6,168.9    $5,940.0        3.9
 Distilled Spirits                             1,268.2     1,194.6        6.2
 Hardware & Home Improve. Prods.               1,270.6     1,119.5       13.5
 Office Prods.                                 1,049.7       977.2        7.4
 Golf & Leisure Prods.                           507.1       452.7       12.0
 Other                                         1,287.3     1,445.0      (10.9)
                                            ----------  ----------  ----------
  Ongoing Operations                          11,551.8    11,129.0        3.8
 Domestic Tobacco                              1,594.7     1,501.5        6.2
                                            ----------  ----------  ----------
   Total Continuing Operations               $13,146.5   $12,630.5        4.1
                                            ==========  ==========  ==========
Operating Company Contribution
 International Tobacco                          $522.3      $488.8        6.9
 Distilled Spirits                               255.1       246.9        3.3
 Hardware & Home Improve. Prods.                 206.6       185.6       11.3
 Office Prods.                                    95.0        84.1       13.0
 Golf & Leisure Prods.                            74.4        64.6       15.2
 Other                                             7.7        33.8      (77.2)
                                            ----------  ----------  ----------
  Ongoing Operations                           1,161.1     1,103.8        5.2
 Domestic Tobacco                                247.6       169.2       46.3
                                            ----------  ----------  ----------
   Total Continuing Operations                $1,408.7    $1,273.0       10.7
                                            ==========  ==========  ==========

                                            (NOTES FOLLOW)

                              AMERICAN BRANDS, INC.

                 (Dollars in millions, except per share amounts)

                                        (Restated) 1 9 9 4
                                 1st      2nd      3rd      4th
                                 Qtr      Qtr      Qtr      Qtr     Y e a r
Net Sales                      -------  -------  -------  -------  --------
 International Tobacco (2)     1,330.3  1,215.4  1,608.1  2,015.1   6,168.9
 Distilled Spirits (2)           240.6    292.9    305.9    428.8   1,268.2
 Hardware & Home
   Improve. Prods.               289.3    309.0    334.0    338.3   1,270.6
 Office Prods.                   232.9    232.7    260.1    324.0   1,049.7
 Golf & Leisure Prods.           133.5    167.9    116.1     89.6     507.1
 Other (5)                       397.8    417.4    305.1    167.0   1,287.3
                               -------  -------  -------  -------  --------
  Ongoing Operations           2,624.4  2,635.3  2,929.3  3,362.8  11,551.8
 Domestic Tobacco (2)(6)         376.5    405.6    425.3    387.3   1,594.7
                               -------  -------  -------  -------  --------
  Total Continuing Operations  3,000.9  3,040.9  3,354.6  3,750.1  13,146.5
                               =======  =======  =======  =======  ========
Operating Company Contribution
 International Tobacco           126.2     94.1    141.7    160.3     522.3
 Distilled Spirits                38.4     53.2     57.4    106.1     255.1
 Hardware & Home
   Improve. Prods.                48.6     52.7     52.1     53.2     206.6
 Office Prods.                    19.4     12.5     20.1     43.0      95.0
 Golf & Leisure Prods.            21.5     33.1     16.4      3.4      74.4
 Other (5)                         5.3      4.7     (1.5)    (0.8)      7.7
                               -------  -------  -------  -------  --------
  Ongoing Operations             259.4    250.3    286.2    365.2   1,161.1
 Domestic Tobacco (6)             55.4     70.2     48.6     73.4     247.6
                               -------  -------  -------  -------  --------
  Total Continuing Operations    314.8    320.5    334.8    438.6   1,408.7
                               =======  =======  =======  =======  ========
Amortization of Intangibles       23.9     23.9     24.1     24.4      96.3
                               -------  -------  -------  -------  --------
Operating Income                 290.9    296.6    310.7    414.2   1,312.4
                               -------  -------  -------  -------  --------
Interest and Related Charges      57.3     55.5     52.7     46.6     212.1
Corporate Admin. Expenses          7.7     21.0     24.0     17.2      69.9
Gain on Disposal of
 Businesses, Net (5)(6)(7)         0.0      0.0      0.0    332.9     332.9
Other Expenses (Income), Net       2.7      2.2      1.5      5.7      12.1
                               -------  -------  -------  -------  --------
Income Before Income Taxes       223.2    217.9    232.5    677.6   1,351.2

Income Taxes (8)                  93.7     66.0    100.7    205.7     466.1
                               -------  -------  -------  -------  --------
Income From Continuing Opers.    129.5    151.9    131.8    471.9     885.1

Discontinued Opers.,
  Net of Taxes (9)                19.7     12.0     20.1   (202.8)   (151.0)
                               -------  -------  -------  -------  --------
Net Income                       149.2    163.9    151.9    269.1     734.1
                               =======  =======  =======  =======  ========
Earnings per Common Share
 Primary
  Income From Continuing Ops.    $0.64    $0.75    $0.65    $2.34     $4.38
  Discontinued Opers. (9)         0.10     0.06     0.10    (1.01)    (0.75)
                               -------  -------  -------  -------  --------
  Net Income                     $0.74    $0.81    $0.75    $1.33     $3.63
 Fully diluted
  Income From Continuing Ops.    $0.63    $0.74    $0.64    $2.23     $4.24
  Discontinued Opers. (9)         0.09     0.06     0.09    (0.95)    (0.71)
                               -------  -------  -------  -------  --------
  Net Income                     $0.72    $0.80    $0.73    $1.28     $3.53
                               =======  =======  =======  =======  ========
                                        (NOTES FOLLOW)

                              AMERICAN BRANDS, INC.

                 (Dollars in millions, except per share amounts)
                                    Unaudited
                                        (Restated) 1 9 9 3
                                 1st      2nd      3rd      4th
                                 Qtr      Qtr      Qtr      Qtr     Y e a r
Net Sales                      -------  -------  -------  -------  --------
 International Tobacco (2)(3)  1,889.3    815.4  1,459.2  1,776.1   5,940.0
 Distilled Spirits (2)(4)        246.6    289.3    272.3    386.4   1,194.6
 Hardware & Home
   Improve. Prods.               258.8    259.8    288.3    312.6   1,119.5
 Office Prods.                   228.4    216.5    237.5    294.8     977.2
 Golf & Leisure Prods.           121.9    147.4    106.6     76.8     452.7
 Other                           343.2    430.9    366.1    304.8   1,445.0
                               -------  -------  -------  -------  --------
  Ongoing Operations           3,088.2  2,159.3  2,730.0  3,151.5  11,129.0
 Domestic Tobacco (2)(3)         407.5    419.4    316.2    358.4   1,501.5
                               -------  -------  -------  -------  --------
  Total Continuing Operations  3,495.7  2,578.7  3,046.2  3,509.9  12,630.5
                               =======  =======  =======  =======  ========
Operating Company Contribution
 International Tobacco (3)       165.1     44.6    134.7    144.4     488.8
 Distilled Spirits (4)            44.9     52.0     44.3    105.7     246.9
 Hardware & Home
   Improve. Prods.                44.6     46.7     44.8     49.5     185.6
 Office Prods.                    18.4     11.4     17.2     37.1      84.1
 Golf & Leisure Prods.            18.8     29.0     14.4      2.4      64.6
 Other                             5.5      9.4      3.4     15.5      33.8
                               -------  -------  -------  -------  --------
  Ongoing Operations             297.3    193.1    258.8    354.6   1,103.8
 Domestic Tobacco (3)            102.5     90.7    (34.5)    10.5     169.2
                               -------  -------  -------  -------  --------
  Total Continuing Operations    399.8    283.8    224.3    365.1   1,273.0
                               =======  =======  =======  =======  ========
Amortization of Intangibles       20.1     20.1     21.1     31.1      92.4
                               -------  -------  -------  -------  --------
Operating Income                 379.7    263.7    203.2    334.0   1,180.6
                               -------  -------  -------  -------  --------
Interest and Related Charges      57.8     57.6     55.9     56.3     227.6
Corporate Admin. Expenses          5.0     19.2     26.5     27.4      78.1
Other Expenses (Income), Net      (5.7)    (1.0)     0.8      5.4      (0.5)
                               -------  -------  -------  -------  --------
Income Before Income Taxes       322.6    187.9    120.0    244.9     875.4

Income Taxes (8)                 106.3     68.6     58.3    101.0     334.2
                               -------  -------  -------  -------  --------
Income From Continuing Opers.    216.3    119.3     61.7    143.9     541.2

Discontinued Opers.,
  Net of Taxes (9)                30.8     32.0     23.3     40.9     127.0

Accounting Changes,
  Net of Taxes (10)             (201.0)     0.0      0.0      2.6    (198.4)

Net Income                        46.1    151.3     85.0    187.4     469.8
                               =======  =======  =======  =======  ========
Earnings per Common Share
 Primary
  Income From Continuing Ops.    $1.07    $0.59    $0.30    $0.71     $2.67
  Discontinued Opers. (9)         0.15     0.16     0.12     0.20      0.63
  Accounting Changes (10)        (0.99)    0.00     0.00     0.01     (0.98)
                               -------  -------  -------  -------  --------
  Net Income                     $0.23    $0.75    $0.42    $0.92     $2.32
 Fully diluted
  Income From Continuing Ops.    $1.04    $0.58    $0.31    $0.70     $2.63
  Discontinued Opers. (9)         0.14     0.15     0.11     0.20      0.60
  Accounting Changes (10)        (0.95)    0.00     0.00     0.01     (0.94)
                               -------  -------  -------  -------  --------
  Net Income                     $0.23    $0.73    $0.42    $0.91     $2.29
                               =======  =======  =======  =======  ========
                                        (NOTES FOLLOW)

                        AMERICAN BRANDS, INC.

NOTES:

(1)  All figures are subject to completion of audit.

(2) Federal and foreign excise taxes included in net sales for the three months and twelve months ended December 31 are as follows (in millions):
                                 Three Months       Twelve Months
                                1994      1993      1994      1993
                             --------  --------   --------  --------
      International Tobacco  $1,557.6  $1,357.9   $4,742.6  $4,548.0
      Domestic Tobacco          111.5      97.0      425.3     360.9
      Distilled Spirits         162.6     162.5      488.9     505.0
                             --------  --------   --------  --------
                             $1,831.7  $1,617.4   $5,656.8  $5,413.9
                             ========  ========   ========  ========

(3) On June 30, 1993, the Benson and Hedges cigarette trademark in Europe was acquired in exchange for the assignment of the Lucky Strike and Pall Mall overseas cigarette trademarks and $107.2 million in cash, including expenses, and contingent future payments based on volumes. Results from the Benson and Hedges trademark were included in international tobacco from the date of acquisition. A pretax gain of $25.5 million was recognized in domestic tobacco as a result of the assignment of the Lucky Strike and Pall Mall trademarks. Certain of the contingent payments were guaranteed and, accordingly, their present value was included in the initial $183 million of intangibles recorded. Any payments in excess of the guarantees will also be amortized over periods not to exceed 40 years.

(4) During the fourth quarter of 1993, Whyte & Mackay, a subsidiary of Gallaher Limited, completed its acquisition of Invergordon Distillers Group PLC by purchasing the remaining outstanding shares. The aggregate cost of Invergordon of 377.1 million pounds sterling (approximately $599.1 million), exceeded the fair value of net assets acquired by 305.9 million pounds sterling (approximately $492.9 million). The financial statements for prior periods were not restated because the effect was not material. Operations, including a $15.8 million benefit in contribution resulting from the application of the equity method to prior periods, were consolidated from December 1, 1993.

(5) On July 12, 1994, Dollond & Aitchison Group PLC, a subsidiary of Gallaher Limited, was sold for total consideration of about 94 million pounds ($146 million) which approximated the carrying value of the company.

(6) On December 22, 1994, the Company sold The American Tobacco Company for total consideration of $1 billion. A gain of $508.3 million (net of income taxes of $69.6 million) or $2.52 per Common share was recognized on the transaction. The proceeds from the sale, depending on market conditions, are expected to be used for share purchases, debt reduction, strategic acquisitions or other general corporate purposes.

     American Tobacco's operating company contribution increased significantly for the quarter ended December 31, 1994, reflecting changing conditions which resulted in the reversal of accruals relating to returned goods, coupon redemption and other marketing programs. Fourth quarter results for 1993 reflected the impact for a full quarter of the major price reductions in the U.S. cigarette market.

     Operating company contribution for 1993 included a $29.9 million charge associated with a one-time buy-down of trade inventories, and a $44 million restructuring provision for early retirement costs partly offset by a gain of $25.5 million as a result of the assignment of the Lucky Strike and Pall Mall trademarks.

     Also on December 22, 1994, the Company's subsidiary in the U.K., Gallaher Limited, sold its Silk Cut trademark rights outside Europe in exchange for a long-term manufacturing arrangement.

(7) The Company announced that it intends to dispose of a number of nonstrategic businesses and product lines. A pretax charge, substantially non-cash, aggregating $245 million (essentially the same after taxes) was recorded against the fourth quarter on the "Gain on Disposal of Businesses, Net" line partially offsetting the $577.9 million pretax gain on the sale of American Tobacco. The charge is based on an assumption of aggregate cash proceeds in the range of $150-175 million with respect to the anticipated dispositions. These businesses and product lines, which include U.K.-based Prestige and Forbuoys, had combined sales of $752 million and a $3 million net loss on the contribution line for the year 1994.

     An analysis of "Gain on disposal of businesses, net" is as follows (in millions, except per share amounts):
                            Pretax       Income     Net      Primary
                          Gain (Loss)    Taxes     Income      EPS
                          -----------    ------    -------   -------
     Domestic Tobacco        $577.9       $69.6     $508.3    $2.52
     Other businesses        (245.0)       (3.7)    (241.3)   (1.20)
                             ------       -----     ------    -----
                             $332.9       $65.9     $267.0    $1.32
                             ======       =====     ======    =====

(8) The effective income tax rate for the quarter ended December 31, 1994 was 30.4% compared with 41.2% a year ago. This year's quarter was affected by a low effective tax rate on the disposal of businesses and the proportionately lower impact of nondeductible goodwill on higher income. For 1994, the effective tax rate was 34.5% as compared with 38.2% in 1993, and reflected the above items, partly offset by this year's lower reversal of tax provisions no longer required.

(9) On November 30, 1994, the Company entered into an agreement to sell its Franklin Life Insurance business for $1.17 billion in cash before related expenses. The transaction is subject to antitrust and insurance regulatory approvals and is expected to close shortly. The results of operations of Franklin have been reclassified to discontinued operations and prior period results have been restated accordingly.

     The estimated loss on the disposal, which includes income expected during the period from December 1, 1994 to the sale date, is expected to approximate $206.8 million. The estimated loss is partly offset by $55.8 million of income from operations (net of income taxes of $35.5 million) up to the November 30, 1994 agreement date.

(10) Effective January 1, 1993, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requiring accrual of the expected costs during the years that employees render the service that qualifies them for coverage. Also, effective January 1, 1993, the Company adopted FAS 112, "Employers' Accounting for Postemployment Benefits," requiring accrual of the expected costs of benefits provided to former or inactive employees after employment but before retirement.

     On December 31, 1993, the Company elected early adoption of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," under which trading securities purchased with the intent of being sold in the near term are carried at fair value and the applicable unrealized gains and losses are recorded in income.

     The initial effects of adopting these statements were recorded as cumulative changes in accounting principles as follows (in millions, except per share amounts):
                                      FAS Statements No.
                                  106       112       115     Total
                                ------     -----     -----    ------
     Pretax charges (credit)    $310.0     $15.0     $(4.1)   $320.9
     Income taxes                119.0       5.0      (1.5)    122.5
                                ------     -----     -----    ------
     Net loss (income)          $191.0     $10.0     $(2.6)   $198.4
                                ======     =====     =====    ======

     Effect on earnings per
      Common share                $.94      $.05     $(.01)     $.98
                                  ====      ====     =====      ====

(11) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. Brown & Williamson Tobacco Corporation and The American Tobacco Company have agreed to indemnify the Company against claims arising from smoking and health or fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

                              AMERICAN BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                              December 31,     December 31,
                                                   1994            1993
      Assets                                    (Unaudited)
   Current Assets
      Accounts Receivable, Net                    $1,067.9       $1,241.6
      Inventories                                  2,015.7        2,043.2
      Net Assets of Discontinued Operations        1,170.0            0.0
      Other Current Assets                           417.3          448.3
                                                  --------       --------
        Total Current Assets                       4,670.9        3,733.1

   Property, Plant and Equipment, Net              1,212.7        1,472.1
   Intangibles Resulting From Business
     Acquisitions                                  3,549.1        3,637.9
   Net Assets of Discontinued Operations               0.0        1,344.0
   Other Assets                                      361.7          379.4
                                                  --------      ---------
 Total Assets                                     $9,794.4      $10,566.5
                                                  ========      =========
      Liabilities and Stockholders' Equity

   Current Liabilities
      Short-Term Debt                               $180.6       $1,010.2
      Current Portion - Long-term Debt              $525.2         $172.7
      Other Current Liabilities                    2,409.7        1,974.8
                                                  --------       --------
        Total Current Liabilities                  3,115.5        3,157.7

   Long-Term Debt                                  1,512.1        2,492.4
   Other Long-Term Liabilities                       529.3          645.0
                                                  --------       --------
        Total Liabilities                          5,156.9        6,295.1
 Stockholders' Equity                              4,637.5        4,271.4
                                                  --------      ---------
 Total Liabilities and Stockholders' Equity       $9,794.4      $10,566.5
                                                  ========      =========

 *  December 31, 1993 restated for discontinued operations.